To: Securities and Exchange Commission

Division of Corporation Finance Office of Energy & Transportation

From: Andrei Stoukan (United Express Inc.)

Response letter

Dear SEC representatives:

We have provided amendment to Form 10-Q for the Quarter Ended December 31, 2023 File No. 333-227194 and our responses below to your letter dated March 21, 2024.

Question 1 .

1. We note you added footnote disclosure to address the acquisition of Jebour Two Ltd and its wholly owned subsidiary, Fighting Leagues LV Inc. Please provide the following:

•	Clarify whether the acquisition was accounted for as a business combination or asset acquisition and provide us with a robust analysis, citing authoritative literature that supports your determination. Your analysis should explain whether Jebour Two is considered a business pursuant to ASC 805-10-55-3A through 55-9 and should specifically address ASC paragraphs 805-10-55-5 and 5A as it relates to the screen test given your representation that the license issued by the Nevada State Athletic Commission as the “material asset of the acquisition”.

Response

Applicable ASC frameworks	ASC application for Jebour Two and its wholly owned company Fighting League collectively regarded as “FL”

805-10-55-3A

A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants

1. FL is an active premier fighting sports promotion company which specializes in organizing combat sports events and selling media rights

2. FL carries a licence issued by the Nevada State Athletic Commission to allow the company in the state of Nevada to produce live Kickboxing, Boxing, and mixed martial arts (“MMA”) shows, notably in Las Vegas.

FL should be considered as an asset acquisition as it’s noted that the Nevada licence represents the key material asset of the acquisition.

805-10-55-4

A business consists of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to contribute to the creation of, outputs when one or more processes are applied to it.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to contribute to the creation of outputs.

c. Output. The result of inputs and processes applied to those inputs that provide goods or services to customers, investment income (such as dividends or interest), or other revenues.

FL as a whole consists of the following inputs, processes and outputs:

a. Input - The Nevada license that allows the company to produce live Kickboxing, Boxing, and MMA shows, notably in Las Vegas in the state of Nevada, assets, TV set and sound system equipment.

b. Process - To carry out the live shows, there are sets of rules, protocols and procedures which need to be adhere to for eg. safety protocols, prevention of sound nuisance, standard requirement for setting up live shows, advertising and marketing efforts to promote the shows etc

c. Output - Ticket sales, production revenue and resulting profit generated from the shows after deducting all the required expenses

Although outputs are not required to determine if this is a business, it is essential to demonstrate that an input and substantive process combined together can contribute to the ability to create outputs. The set will need to include (1) an organised workforce and (2) an input that the workforce could develop or convert into outputs. In this case, there is no acquired/organised workforce and so it’s an asset acquisition.

ASC 805 provides a framework for entities to use in evaluating whether an integrated set of assets and activities (collectively a “set”) should be accounted for as an acquisition of a business or a group of assets.

805-10-55-5A

If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.

Before determining whether the acquisition of a set meets the definition of a business, reporting entities are first required to apply a screen. If the transaction meets the criteria in the screen (set out in ASC 805-10-55-5A), the set will be accounted for as an asset acquisition.

FL is a specialist in organising combat sports events and selling of rights as well as a license allowing it to produce live combat shows event in Las Vegas.

The fair value of gross assets acquired $13M was based on a group of similar assets and liabilities which is largely made up of the Nevada license, TV equipment and sound system ($983K) and Accounts Payable ($1.06M). With a substantial value in the Nevada licence (as the only identifiable asset acquired), the screen test is met and therefore the set is not considered a business.

805-10-55-5B

A single identifiable asset includes any individual asset or group of assets that could be recognized and measured as a single identifiable asset in a business combination. However, for purposes of this evaluation, the following should be considered a single asset:

A.      A tangible asset that is attached to and cannot be physically removed and used separately from another tangible asset (or an intangible asset representing the right to use a tangible asset) without incurring significant cost or significant diminution in utility or fair value to either asset (for example, land and building)

B.      In-place lease tangibles, including favourable and unfavourable intangible assets or liabilities, and the related leased assets.

Not applicable - met the screen test in 805-10-55-5A

805-10-55-5C

A group of similar assets includes multiple assets identified in accordance with paragraph 805-10-55- 5B. When evaluating whether assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics). However, the following should not be considered similar assets:

a. A tangible asset and an intangible asset

b. Identifiable intangible assets in different major intangible asset classes (for example, customer-related intangibles, trademarks, and in-process research and development)

c. A financial asset and a non-financial asset

d. Different major classes of financial assets (for example, accounts receivable and marketable securities)

e. Different major classes of tangible assets (for example, inventory, manufacturing equipment, and automobiles)

f. Identifiable assets within the same major asset class that have significantly different risk characteristics.

Not applicable - met the screen test in 805-10-55-5A
805-10-55-7 It requires the acquirer to recognize any non-controlling interest in the acquiree as of the acquisition date, even if the acquirer obtains control of the acquiree in stages.	Not applicable since no non-controlling interest involved

805-10-55-9

It mandates that any transaction costs incurred in a business combination should be expensed as incurred and should not be included in the consideration transferred in the business combination.

The transaction cost incurred for an asset acquisition should form a component of the consideration and therefore can be capitalised.

Question 2 .

Revise your disclosure as necessary, to provide the determination of the purchase price and consideration transferred, provide quantification of the individual assets acquired and liabilities assumed as well as information on how they were valued, and explain how you have allocated the purchase price to the identified assets and liabilities in accordance with ASC 805-10-50.

Response

We have amended the 10Q accordingly per the above response.

Sincerely,

Andrei Stoukan United Express Inc.

May 22, 2024